LOJACK CORPORATION

200 LOWDER BROOK DRIVE

SUITE 1000

WESTWOOD, MA 02090

June 23, 2005

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	LoJack Corporation Form 10-K for the fiscal year ended December 31, 2004 Filed March 15, 2005 File Number 1-08439

Dear Mr. Spirgel:

We have received your letter dated June 21, 2005 and are in the process of preparing responses to your comments. Because of travel and vacation schedules, we do not expect to be able respond within 10 business days of your letter. However, we anticipate that we should be able to respond to your comments by July 22, 2005.

Sincerely, /s/ Keith E. Farris Keith E. Farris Vice President & Chief Financial Officer